24 School Street, 2nd Floor

Boston, MA 02108

April 17, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua R. Gorsky

Re:	Allarity Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-270514)

Request for Acceleration
Requested Date: April 17, 2023
Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of its Registration Statement on Form S-1, as amended, (File No. 333-270514) be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on April 17, 2023, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our counsel Daniel B. Eng of Lewis Brisbois Bisgaard & Smith LLP at (415) 262-8508.

Very Truly Yours,

Allarity Therapeutics, Inc.

By:	/s/ Joan Brown
Name:	Joan Brown
Title:	Chief Financial Officer